Exhibit 99.1

Oi S.A. – In Judicial Reorganization

(a corporation organized under the laws of the Federative Republic of Brazil)

Supplement to its
Solicitation of Consents to Proposed Amendments to the Indenture Related to the

U.S.$1,653,557,000 10.000/12.000% Senior PIK Toggle Notes due 2025

(CUSIP No. P7354P AA2;

ISIN No. USP7354PAA23)

Supplement (the “Supplement”) to Oi S.A. – In Judicial Reorganization’s Consent Solicitation Statement dated February 18, 2021 (as so supplemented, the “Statement”), relating to the solicitation of consents from holders to effect certain proposed amendments to the Indenture. Terms used but not defined in this Supplement have the meanings ascribed thereto in the Statement. Except as set forth herein, the contents of the Statement remain as set forth therein.

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The Company hereby amends and supplements the terms of the Consent Solicitation and the Statement as set forth below.

Upon the terms and subject to the conditions set forth in the Statement, each of the Expiration Date, Revocation Deadline and Record Date is amended to 5:00 p.m., New York City time, on April 9, 2021.

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The consummation of the Consent Solicitation is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in this Statement. See “The Consent Solicitation—Conditions to the Consent Solicitation.”

______________________

Questions with respect to the Consent Solicitation should be directed to the Information Agent or to the Solicitation Agent at their respective telephone numbers and addresses set forth in the Statement.

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The date of this Supplement is April 1, 2021

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